UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

       (Check One):
       |X|  Form 10-K  |_| Form 20-F  |_| Form 11-K |_| Form 10-Q |_| Form 10-D
       |_|  Form N-SAR |_| Form N-CSR

       For Period Ended: April 30, 2010

                |_| Transition Report on Form 10-K
                |_| Transition Report on Form 20-F
                |_| Transition Report on Form 11-K
                |_| Transition Report on Form 10-Q
                |_| Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

                             MANAGEMENT ENERGY, INC.
                             -----------------------
                             Full Name of Registrant

                       30950 Rancho Viejo Road, Suite 120
                       ----------------------------------
            Address of Principal Executive Office (Street and Number)

                          San Juan Capistrano, CA 92675
                          -----------------------------
                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company will be unable to file its Annual Report on Form 10-K for the fiscal year ended April 30, 2010 on a timely basis, without unreasonable effort or expense, because management needs additional time to finalize its review of the Company's financial statements. The Company expects to be able to file within the additional time allowed by this report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Matt Szot, CFO                     (949) 373-7286
         --------------                     --------------
            (Name)                   (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

                             Management Energy, Inc.
                             -----------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 27, 2010                         By:    /s/ Matt Szot
                                                   -------------
                                            Name:  Matt Szot
                                            Title: Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

Annex A

The Company does not expect to recognize any revenue for the fiscal year ended April 30, 2010. The Company, however, has incurred several expenses that it had not incurred in the prior fiscal year or at levels higher than incurred in prior fiscal years, including: (a) stock-based compensation charges totaling $2,640,365 for the issuance of warrants to purchase common stock to service providers, and (b) $413,336 of consulting fees in the current fiscal year. Accordingly, the Company expects to record a significantly greater net loss in the fiscal year ended April 30, 2010 compared to the prior fiscal year.